  Exhibit 2.1

Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

Share capital

Our authorized share capital consists of the following: (i) 500,000,000 ordinary shares, NIS 0.01 nominal value; (ii) 5,000,000 preferred shares, NIS 0.01 nominal value; and (iii) 10 deferred shares, NIS 1.00 nominal value.

All of the issued and outstanding ordinary shares are validly issued, fully paid, and non-assessable. The ordinary shares are not redeemable and do not have pre-emptive rights.

Dividend and liquidation rights. The holders of our ordinary shares will be entitled to their proportionate share of any cash dividend, share dividend, or dividend in kind distributed with respect to our ordinary shares. This right may be changed if shares with special dividend rights are authorized in the future. Under the Israeli Companies Law, 5759-1999 (the “Companies Law”), we may declare dividends out of the higher of retained earnings and earnings generated over the two most recent years (the profits test), in either case, provided that our board of directors reasonably believes that the dividend will not render us unable to meet our current or foreseeable obligations when due (the solvency test If we do not meet the aforementioned profitability criteria, then we may distribute dividends only with court approval; as a company listed on an exchange outside of Israel, however, court approval is not required if the proposed distribution is in the form of an equity repurchase, provided that we notify our creditors of the proposed equity repurchase and allow such creditors an opportunity to initiate a court proceeding to review the repurchase. If within 30 days such creditors do not file an objection, then we may proceed with the repurchase without obtaining court approval. In each case, we are only permitted to distribute a dividend if our board of directors and, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

           Our articles of association provide that the board of directors may declare and distribute interim dividends without the approval of the shareholders. Shareholder approval is required for the payment of a final dividend proposed by the board of directors, but shareholders cannot approve a final dividend that is greater than the board’s proposal. In addition, once an interim dividend has been declared and paid, it cannot be affected by any subsequent resolution of the shareholders or the shareholders’ failure to approve a final dividend.

In the event of our liquidation, holders of our ordinary shares have the equal right to participate in the distribution of assets remaining after payment of liabilities. This right may be changed if shares with special liquidation or dividend rights are issued in the future.

Voting, shareholder meetings and resolutions. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. This right may be changed if shares with special voting rights are issued in the future.

Under the Companies Law, we must hold an annual meeting of our shareholders once every calendar year and not more than 15 months from the date of the previous annual shareholders’ meeting. The board of directors determines the location of the meeting, which can be in Israel or elsewhere. In addition, our board of directors may, in its discretion, convene additional meetings as “special shareholders’ meetings”. Under our articles of association, the Companies Law, and the regulations promulgated thereunder, a special meeting may be called by the board of directors and at the demand of any of the following: (i) any two directors; (ii) one-quarter of the directors then serving; and (iii) as a company listed on an exchange in the U.S., one or more shareholders holding, in the aggregate, either (a) 10% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 10% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of the shareholders may request that the board of directors include a matter in the agenda of a general meeting of the shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting of the shareholders. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the general meeting of the shareholders.

The Companies Law and the regulations promulgated thereunder currently provide for at least 21 days’ notice, with certain specified matters requiring at least 35 days’ notice.

The law currently provides for at least 21 days’ notice, with certain specified matters requiring at least 35 days’ notice.

For purposes of determining the shareholders entitled to notice and to vote at a general meeting of shareholders, the board of directors may fix a record date which, as a company listed on an exchange outside of Israel, shall be between 4 and 60 days prior to the date of the meeting. The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy and holding more than 50% of the voting power. The chairman of the board of directors presides at each of our shareholders’ meetings. The chairman of the meeting does not have an additional or casting vote. A meeting adjourned for lack of a quorum will be adjourned to the same day in the following week, at the same time and place, or to the day, time and place that the chairman determines, with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment. At the reconvened meeting, the required quorum consists of any two shareholders, regardless of the number of shares they hold or represent.

Shareholders’ resolutions will be deemed adopted if approved by the holders of a majority of the voting power voting at a shareholders’ meeting, except for the following decisions which require a different majority under the Articles of Association or by Israeli law:

(1)	A special or extraordinary resolution (such as a resolution amending our memorandum of association or articles of association). A majority of at least 75% of the shares voting on the matter is needed.

(2)	A voluntary liquidation process or a merger. A majority of at least 75% of the shares voting on the matter is needed.

(3)
A compromise or arrangement between us and our creditors or shareholders, reorganization, stock split or reverse split. This has to be approved by a majority in the number of the persons participating in the vote (except for those abstaining) who together hold at least 75% of the value represented at the vote. In addition, court approval is needed.

(4)	The nomination and dismissal of outside directors. Outside directors may be elected or removed by a majority vote at a shareholders’ meeting, as long as either:
a.
the majority of shares includes a majority of the shares of non-controlling shareholders and shareholders who have no personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted at the meeting, or

b.	the total number of shares of non-controlling shareholders and disinterested shareholders voted against the proposal does not exceed 2% of our aggregate voting rights.

(5)
Extraordinary transactions with a controlling shareholder (i.e., any shareholder that has the ability to direct our actions, including any shareholder who holds 25% or more of our voting rights if no other shareholder owns more than 50% of our voting rights), with another person in which the controlling shareholder has a personal interest; or a transaction with a controlling shareholder (or a relative of such controlling shareholder) concerning terms of compensation for service as an office holder, or as a service provider to the company, including through a company controlled by a controlling shareholder. Following audit committee (or, alternatively, compensation committee if it relates to terms of compensation for service as an office holder or as a service provider) and board of directors approval, these transactions must be approved by a majority vote at a shareholders’ meeting, as long as either:

a.	the majority of shares includes at least a majority of the shares of the voting shareholders who have no personal interest in the transaction, or
b.	the total shareholdings of those who have no personal interest in the transaction and who vote against the transaction does not exceed 2% of our aggregate voting rights.

Generally, the approval of such a transaction may not extend for more than three years, except that in the case of an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest that does not concern terms of compensation for service as an office holder, or as a service provider to the company, the transaction may be approved for a longer period if the audit committee determines that the approval of the transaction for a period longer than three years is reasonable under the circumstances.

(6)
The adoption of an executive compensation policy. Following compensation committee and board of directors approval, the policy must be approved by a majority vote at a shareholders’ meeting, as long as either

a.	the majority of shares includes a majority of the shares of non-controlling shareholders and shareholders who have no personal interest in the adoption of the policy voted at the meeting, or
b.	the total number of shares of non-controlling shareholders and disinterested shareholders voted against the proposal does not exceed 2% of our aggregate voting rights.

(7)
The approval of a compensation arrangement with the chief executive officer or the approval of a compensation arrangement with an executive officer or director that is not in compliance with the company’s executive compensation policy. Following compensation committee and board of directors approval specifying the special circumstances requiring the arrangement of such arrangement (in the case of an arrangement that is not in compliance with the executive compensation policy), the compensation arrangement must be approved by a majority vote at a shareholders’ meeting, as long as either:

a.
the majority of shares includes a majority of the shares of non-controlling shareholders and shareholders who have no personal interest in the adoption of the compensation arrangement voted at the meeting, or

b.	the total number of shares of non-controlling shareholders and disinterested shareholders voted against the proposal does not exceed 2% of our aggregate voting rights.

Transfer of shares. Fully paid ordinary shares are issued in registered form and, subject to applicable securities laws, may be transferred freely.

Election of directors. Our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of shares representing more than 50% of the voting rights at the shareholders’ meeting, voting in person or by proxy, have the power to elect any or all of the directors whose positions are being filled at that meeting, subject to the special approval requirements for outside directors described above.

Chairman of the Board. Under the Companies Law, the general manager of a company (or a relative of the general manager) may not serve as the chairman of the board of directors, and the chairman of the board of directors (or a relative of the chairman of the board of directors) may not serve as the general manager, unless approved by the shareholders by a special majority vote prescribed by the Companies Law. In any event, the shareholder vote cannot authorize the appointment for a period longer than three years, which period may be extended from time to time by the shareholders with a similar special majority vote. The chairman of the board of directors shall not hold any other position with the company (except as general manager if approved in accordance with the above procedure) or in any entity controlled by the company, other than as chairman of the board of directors of a controlled entity, and the company shall not delegate to the chairman duties that, directly or indirectly, make him or her subordinate to the general manager.

Amendment of rights of ordinary shares

The rights and provisions of the ordinary shares may be cancelled, added to, restricted, amended, or otherwise altered with a vote of the holders of at least 75% of the outstanding ordinary shares voting at a duly convened shareholders’ meeting.

Description of preferred shares

We have 5,000,000 preferred shares authorized. Our articles of association provide that the board of directors has the authority to issue the preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred shares, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, without further vote or action by the shareholders. If this provision withstands judicial scrutiny under the Companies Law, the issuance of preferred shares may have the effect of delaying, deferring or preventing a change in control of us without further action by the shareholders. For example, the board of directors could issue preferred shares with voting and conversion rights that may adversely affect the voting power of the holders of ordinary shares, including the loss of voting control to others.

Limitations on the Right to Own Our Securities

Neither our memorandum or articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of our ordinary shares by non-residents, except that the laws of the State of Israel may restrict the ownership of ordinary shares by residents of countries that are in a state of war with Israel.

Borrowing powers

Pursuant to the Companies Law and our articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our articles of association to be exercised or taken by a certain organ of the Company, including the power to borrow money for company purposes.

Acquisition of a controlling stake

According to the Companies Law, an acquisition pursuant to which a purchaser will hold a  “controlling stake”, that is defined as 25% or more of the voting rights if no other shareholder holds a controlling stake, or an acquisition pursuant to which such purchaser will hold more than 45% of the voting rights of the company if no other shareholder owns more than 45% of the voting rights, may not be performed by way of market accumulation, but only by way of a special tender offer (as defined in the Companies Law) made to all of the company’s shareholders on a pro rata basis. This requirement does not apply if (i) the acquisition occurs in the context of a private placement (as defined in the Companies Law) by the company that received shareholder approval as a private placement whose purpose is to give the purchaser 25% or more of the voting rights in the company, if there is no person who holds 25% or more of the voting rights in the company or as a private placement whose purpose is to give the purchaser 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) the acquisition was from a shareholder holding 25% or more of the voting rights in the company and resulted in the purchaser becoming a holder of 25% or more of the voting rights in the company, or (iii) the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in the purchaser becoming a holder of more than 45% of the voting rights in the company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control). A shareholder may be free to object to such an offer without such objection being deemed as a waiver of his right to sell its respective shares if the transaction is approved by a majority of the company’s shareholders despite his objection. Shares purchased not in accordance with those provisions will become “dormant shares” and will not grant the purchaser any rights so long as they are held by the purchaser.

Acquisition

A person wishing to acquire shares or a class of shares of an Israeli public company and who would, as a result, own more than 90% of the target company’s issued and outstanding share capital or of certain class of its shares, is required by the Companies Law to make a full tender offer (as defined in the Companies Law) to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company or class of shares. If either (i) the shareholders who do not accept the offer hold, in the aggregate, less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholder who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred, whether or not it accepted the tender offer (unless otherwise provided in the offering memorandum), may, within six (6) months from the date of acceptance of the tender offer, petition the court to determine that the tender offer was for less than fair value and that the fair value should be paid as determined by the court. If the full tender offer is not approved in accordance with the aforementioned requirements, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

The Companies Law provides that corporate mergers require the approval of both companies’ boards of directors and shareholders (which in the case of a merger of our company requires the approval of a supermajority of at least 75% of our shares that are voted on the merger). In the event, however, that shares of the target company are held by the acquiring company or by a person holding 25% or more of any type of controlling means of the acquiring company, the merger will not be approved if a majority of the shareholders of the target company attending and voting at the meeting at which the merger is considered (without taking into account, for that purpose, the shares held by the acquiring company or by a person holding 25% or more of any type of controlling means of the acquiring company) object to and do not vote in favor of the merger. If a person holds 25% or more of any type of controlling means of more than one merging company, the same provisions shall apply with regard to the shareholders’ vote with respect to each such company. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if the court concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the target company’s obligations. Furthermore, a merger may not close unless at least 30 days have passed from the time that the general meeting of each of the merging companies was held and at least 50 days have passed from the date on which the merger proposal was sent to the Israeli Registrar of Companies.

Business Combination

Our articles of association provide that we may not engage in any business combination with an interested shareholder for a period of three years after the date that the shareholder became an interested shareholder, unless:

•	Prior to that date, the board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or
•
Upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 75% of our voting shares outstanding at the time the transaction commenced.

A business combination includes:

o	any merger or consolidation between the interested shareholder and us;
o	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of our assets in a transaction involving the interested shareholder;
o	subject to certain exceptions, any transaction that results in our issuance or transfer of any of our shares to the interested shareholder;
o	any transaction in which we are involved that has an effect of increasing the proportionate share of our shares, of any class or series, beneficially owned by the interested shareholder; or\
o	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.

In general, the articles of association define an interested shareholder as any entity or person that beneficially owns 15% or more of our outstanding voting shares and any entity or person affiliated with, controlling or controlled by such entity or person.

Transfer agent and registrar

The transfer agent and registrar for our ordinary shares is Equiniti Trust Company, LLC.